BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Cincinnati Bell Inc


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/Damian P. Reitemeyer



Enclosures






            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  5 )*
                                 ____

                    Cincinnati Bell Inc
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $1.00)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         171870108
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on following page(s))


CUSIP No. 171870108                     Page 1 of 8 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and its indirectly wholly owned subsidiary BT Variable, Inc. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation, Bankers Trust
  Company, and BT Variable, Inc. are New York Corporations

 NUMBER OF     5. SOLE VOTING POWER

  SHARES       Bankers Trust Company         128,100 shares
               BT Variable, Inc.                   0 shares
                    TOTAL SHARES             128,100

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY      Bankers Trust Company           2,208 shares
               BT Variable, Inc.              15,800 shares
                    TOTAL SHARES              18,008

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING      Bankers Trust Company         499,618 shares
               BT Variable, Inc.              15,800 shares
                    TOTAL SHARES             515,418

 PERSON        8. SHARED DISPOSITIVE POWER

  WITH         Bankers Trust Company           3,808 shares
               BT Variable, Inc.                   0 shares
                    TOTAL SHARES               3,808
CUSIP No. 171870108                     Page 2 of 8 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

               Bankers Trust Company         503,426 shares
               BT Variable, Inc.              15,800 shares
                    TOTAL SHARES             519,226

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 Bankers Trust Company       0.8%
                 BT Variable, Inc.           0.0%
                    TOTAL                    0.8%


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Variable, Inc. - IC

              DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
     CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
     CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
     BANK)  IS, FOR THE PURPOSE OF SECTION 13(g) OF THE
     SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
     PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET
     FORTH IN ITEM 4(a)(iii) HEREOF.

Item 1(a)    NAME OF ISSUER:

             Cincinnati Bell Inc

Item 1(b)    ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
OFFICES:
               201 East 4th Street
             Cincinnati, OH  45202

CUSIP No. 171870108                     Page 3 of 8 Pages


Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and its wholly-owned subsidiary BT Variable, Inc.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
             New York, New York  10017

Item 2(c)    CITIZENSHIP:

            Bankers Trust New York Corporation, Bankers
Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and BT Variable, Inc. are corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.00) of Cincinnati
Bell Inc, a Ohio corporation.

Item 2(e)    CUSIP NUMBER:

             171870108











CUSIP No. 171870108                     Page 4 of 8 Pages


Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,
     (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,
      (b) [X] Bank as defined in section 3(a)(6) of the Act.

             For BT Variable, Inc.
      (c)    [X] Insurance Company as defined in Section
3(a)(19) of the Act

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

          As of December 31, 1995

      (i) Bankers Trust Company (the Bank), as Trustee for various trusts and employee benefit plans, and investment advisor, was the beneficial owner of 503,426 shares of common stock;


     (ii) BT Variable, Inc., a wholly-owned subsidiary of Bankers Trust Company was the beneficial owner of 15,800 shares of common stock;

     (iii)Bankers Trust Company was the record owner of 3,457,248 shares as Trustee of the Cincinnati Bell
          Management/Non Management Plan (the Plan) with respect to which the bank disclaims beneficial ownership.







CUSIP No. 171870108                     Page 5 of 8 Pages

          The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York
Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers
          Trust New York Corporation hereby disclaim beneficial ownership of such securities.

             (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above as to which Bankers Trust New York Corporations, Bank
Trust Company (the Bank) and BT Variable acknowledges beneficial ownership constitutes 0.8% of the Issuers outstanding Common Stock. The
Common Stock as to which the Bank disclaims beneficial ownership constitutes 5.2% of the Issuers outstanding Common Stock.

             (c)  Number of shares as to which the Bank has:
             (i)  sole power to vote or to direct the
                    vote -
                  Bankers Trust Company, as Trustee for
various trusts and employee benefit plans,
and as investment advisor   128,100 shares
                  BT Variable                       0 shares
                         TOTAL SHARES         128,100

            (ii)  shared power to vote or to direct the
                    vote -
                  Bankers Trust Company, as Trustee for
various trusts and employee benefit plans,
and as investment advisor     2,208 shares
                  BT Variable                  15,800 shares
                         TOTAL SHARES          18,008
CUSIP No. 171870108                     Page 6 of 8 Pages

           (iii)  sole power to dispose or to direct the
                    disposition of -
Bankers Trust Company, as Trustee for
various trusts and employee benefit plans,
and as investment advisor   499,618 shares
                  BT Variable                  15,800 shares
                         TOTAL SHARES         515,418


            (iv)  shared power to dispose or to direct the
disposition of -
                  Bankers Trust Company, as Trustee for
various trusts and employee benefit plans,
and as investment advisor     3,808 shares
                  BT Variable                       0 shares
                         TOTAL SHARES           3,808


Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               [ ]

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             The Issuers Plan, and various trusts, and
employee benefit plan for which the Bank serves           as
Trustee, and accounts for which the Bank
serves as investment advisor, have the right to
receive and/or the power to direct the receipt            of
dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:
             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:
             Not Applicable

CUSIP No. 171870108                     Page 7 of 8 Pages


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any
             transaction having such purpose or effect.


SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1995

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature: Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary



CUSIP No. 171870108                     Page 8 of 8 Pages


Signature: BT Variable, Inc.


By:           /s/Myles Tashman
Name:            Myles Tashman

Title:           Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.